UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 17, 2023

CALIBERCOS INC.

(Exact name of registrant as specified in its charter)

Delaware	47-2426901
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ, 85258

(Mailing Address of principal executive offices)

(480) 295-7600

Issuer’s telephone number, including area code

Series B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modifications to Rights of Securityholders

Amendment to Certificate of Incorporation

On January 17, 2023, the Board of Directors (the “Board”) and majority shareholders of CaliberCos Inc. (the “Company”), approved the filing of a Certificate of Amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Amendment”) to authorize a reverse stock split of the shares of the Company’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), and Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock” and together with Class A Common Stock and Class B Common Stock, the “Stocks”) at a ratio of, in each case, one-for-one point six eight two zero three eight four (1:1.6820384) (the “Reverse Stock Split”). The Reverse Stock Split will not affect the designation of class and type of the Stocks and the par value per share of the Class A Common Stock, Class B Common Stock and Series B Preferred Stock. The Amendment was filed with the Secretary of State of the State of Delaware on January 17, 2023.

The foregoing is a summary of the Amendment and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 3.1.

Index to Exhibits

Exhibit No.	Description of Exhibit
3.1	Third Amendment to Second Amended and Restated Certificate of Incorporation of CaliberCos Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chief Executive Officer
Date:	January 19, 2023